Spartan Stores, Inc.

850 76th Street, S.W.

P.O. Box 8700

Grand Rapids, Michigan 49518

November 9, 2011

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Spartan Stores, Inc.

Form 10-K for Fiscal Year Ended March 26, 2011

Filed May 16, 2011

File No. 0-31127

Dear Mr. Thompson:

This letter is our response to your comment letter of October 27, 2011 concerning our Form 10-K for the fiscal year ended March 26, 2011. We at Spartan Stores, Inc. strive to meet or exceed the Commission’s requirements in all of our securities filings and have considered your comments very carefully.

With this in mind, we respectfully submit for your consideration the following responses to your specific comments (which are set forth in italics below).

Form 10-K for Fiscal Year Ended March 26, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 24

Restructuring, Asset Impairment and Other, page 25

1.

We reviewed your response to comment one in our letter dated August 30, 2011 as well as the referenced disclosures on pages 22, 23, 49, 50, 58 and 59. We believe you should clearly discuss the facts and circumstances surrounding material asset impairment charges and adjustments/reversals recorded during the fiscal years presented, including for example, the $7.9 million in asset impairment charges and the $5.9 million favorable lease termination adjustment recorded during fiscal 2011. It does not appear these disclosures are provided elsewhere in this document. In cases where you believe the facts and circumstances regarding specific restructuring, asset impairment or other charges are provided elsewhere in the document and do not warrant repeating, we believe you should provide a cross-reference to these disclosures. Please advise.

Response

We agree that we can and will do a better job cross referencing these types of situations in future filings. We will also strive to be more clear in the reasons for charges or adjustments in future filings.

We will include language similar to the following in our future filings to explain any reference to these items.

The asset impairment charges were recorded due to the economic and competitive environment these stores operated in and its impact on their forecasted financial performance. (See note 4 to Financial Statements)

Through an acquisition, Spartan assumed sublease liabilities for a closed store location and two operating store locations that were accounted for as capital leases. The underlying leases were terminated by a bankruptcy judge in December 2010. The closed store liability was reversed resulting in a gain and was partially offset by the remaining net value of the two capital leases also written off. (See note 4 to Financial Statements)

This item also relates to your question number 5 below. We have provided additional clarification to these items in the related table within Note 4 as referenced above.

Critical Accounting Policies, page 27

Goodwill, page 28

2.	Please revise your disclosure to clarify your determination of reporting units for purposes of goodwill impairment testing, i.e. specify whether all retail operations are considered one reporting unit or whether each individual retail store is considered a reporting unit. If all retail operations are considered one reporting unit, please tell us how your accounting policy complies with GAAP given that a reporting unit is defined in ASC 350-20-35 as an operating segment. In this regard, it is our understanding based on the information provided in your response to comment 12 in our letter dated August 30, 2011 that each retail store is an operating segment as defined by ASC 280-10-50-1 thru 9.

Response

As discussed further in our response to comment number 7, we used incorrect terminology related to our classification of individual retail stores as “operating segments”. Individual stores should have been described as “components” of an operating segment.

We will add the following disclosure to the beginning of our Goodwill critical accounting disclosure in future filings.

When testing goodwill for impairment, our retail stores represent components of our Retail operating segment. Stores have been aggregated and deemed a single reporting unit as they have similar economic characteristics.

Please see our response to number 7 below for additional clarification of our previous response to comment 12 regarding operating segments.

Liquidity and Capital Resources, page 30

3.	We reviewed your response to comment three in our letter dated August 30, 2011 including the proposed disclosure to be included in future filings. Please tell us and disclose your basis for characterizing stock compensation, restructuring, asset impairment and other charges and depreciation and amortization as either “non-operating” or “non-core” to the ongoing operating performance of your retail stores and wholesale operations.

Response

It was not our intent to characterize stock compensation, restructuring, etc. as non-operating or non-core to our ongoing operations. In the second quarter 10-Q filed on October 20, 2011, we included an improved disclosure for Adjusted EBITDA which is reproduced below.

Consolidated Adjusted EBITDA is a non-GAAP operating financial measure that we define as net earnings from continuing operations plus depreciation and amortization, and other non-cash items including imputed interest, deferred (stock) compensation, the LIFO provision, as well as adjustments for unusual items that do not reflect the ongoing operating activities of the Company and costs associated with the closing of operational locations, interest expense and the provision for income taxes to the extent deducted in the computation of Net Earnings.

We believe that Adjusted EBITDA provides a meaningful representation of our operating performance for the Company as a whole and for our operating segments. We consider Adjusted EBITDA as an additional way to measure operating performance on an ongoing basis. Adjusted EBITDA is meant to reflect the ongoing operating performance of all of our retail stores and wholesale operations; consequently, it excludes the impact of items that could be considered “non-operating” or “non-core” in nature, and also excludes the contributions of activities classified as discontinued operations. Because Adjusted EBITDA is a performance measure that management uses to allocate resources, assess performance against its peers and evaluate overall performance, we believe it provides useful information for our investors. In addition, securities analysts, fund managers and other shareholders and stakeholders that communicate with us request our operating financial results in Adjusted EBITDA format.

Adjusted EBITDA is not a measure of performance under accounting principles generally accepted in the United States of America, and should not be considered as a substitute for net earnings, cash flows from operating activities and other income or cash flow statement data. Our definition of Adjusted EBITDA may not be identical to similarly titled measures reported by other companies.

We will continue to include the above disclosure in future filings.

Item 8. Financial Statements and Supplementary Data, page 38

Notes to Consolidated Financial Statements, page 43

Note 4 — Restructuring, Asset Impairment and Other, page 49

4.	We reviewed your response to comment seven in our letter dated August 30, 2011 and believe you should expand and/or clarify your disclosure in regard to information provided pursuant to ASC 420-10-50-1. For example, we believe that you should disclose the reason(s) for any adjustments to the liability, such as the $6.948 million reduction in the reserve related to “lease terminations and other reversals” in fiscal 2011 as well as the underlying reasons for significant revisions to accruals that were established in purchase price allocations for previous acquisitions. Please either confirm that you will revise your disclosure in future filings to address the disclosures required by ASC 420-10-50-1 or tell us in more detail why you believe your disclosures comply with paragraphs a, b and d of ASC 420-10-50-1. If you intend to expand and/or clarify your disclosure in future filings, please show us your proposed revisions.

Response

There were two unrelated events relating to leases during the year.

The first is that in accounting for an acquisition under purchase accounting, we recorded a closed store reserve of $7.0 million relating to a store that we were planning to close. During 2011, the Company decided that due to changes in the marketplace and anticipated improved lease economics, the store would remain open. Therefore the $7.0 million accrual recorded was reversed to goodwill. In future filings, we will disclose that the $7.0 million reduction in the liability was the result of our decision not to close a store.

The second lease transaction event was the result of three leases terminated by a bankruptcy judge in December 2010. One of these leases related to a store closed prior to our acquisition and therefore the legal relief of this liability resulted in a gain on termination. This gain was offset by the write-off of capital lease assets at operating stores where leases were terminated. In future filings, we will add the following disclosure.

Through an acquisition, Spartan assumed sublease liabilities for a closed store location and two operating store locations that were accounted for as capital leases. The underlying leases were terminated by a bankruptcy judge in December 2010. The closed store liability was reversed resulting in a gain of $6.948 million and was partially offset by $1.060 million representing the remaining net value of the two capital leases also written off.

5.	We reviewed your response to comment eight in our letter dated August 30, 2011. Please disaggregate the disclosures in the table of restructuring, asset impairment and other expenses on page 50 to reflect the transactions excluded from the table of the activity of restructuring costs on page 49.

Response

The following represents the total company amounts from the table on page 50 with notes as to the disaggregation of the numbers which will be included in future filings.

Asset impairment charges, assets at underperforming stores and abandoned development projects (Note A below)	$7,859
Provision for severance and other costs related to warehouse closing (Note B below)	2,546
Net benefit related to lease terminations (Note C below)	(5,888)
Pension curtailment income related to the freezing the cash balance pension plan (Note 10) (Note D below)	(3,985)

$532

Note A: This charge relates to assets that required impairment and the values reflected in the Consolidated Balance Sheet were reduced. Therefore the adjustment is reflected in the Consolidated Balance Sheet and is not a component of the activity of restructuring costs on page 49.

Note B: The provision for severance and other costs has two components as broken out in the reconciliation included in our previous response. The first component is the $2.546 million reflected above and the second component is the $.262 million related to changes in estimates for union sick pay and property taxes. The changes in estimates were reflected on the “changes in estimates” line totaling $7.423 million included in the table on page 49.

Note C: Through an acquisition, Spartan assumed sublease liabilities for a closed store location and two operating store locations that were accounted for as capital leases. The underlying leases were terminated by a bankruptcy judge in December 2010. The closed store liability was reversed resulting in a gain of $6.948 million and was partially offset by $1.060 million representing the remaining net value of the two capital leases also written off.

Note D: The offset to the recording of pension curtailment income related to the freezing of the cash balance pension plan, which is reflected in the table on page 50, is an adjustment to Accumulated Other Comprehensive Income (Loss) (AOCI) in the Consolidated Statements of Shareholders’ Equity. The taxes relating to curtailment income totaled $1.543 million bringing the net adjustment to AOCI of $2.442 million.

6.	We reviewed your response to comment nine in our letter dated August 30, 2011 and believe you should expand and/or clarify your current disclosure in regard to asset impairment charges provided pursuant to ASC 360-10-50-2. For example, we note that you disclosed $4.2 million of the $6.2 million in restructuring, asset impairment and other charges recognized in 2010. In addition, we note that your description of the impaired long-lived assets (asset groups) during fiscal 2011 and the facts and circumstances leading to the impairments is limited. Please either confirm that you will revise your disclosure in future filings or tell us in more detail why you believe additional disclosures are not required. If you intend to expand and/or clarify your disclosure in future filings, please show us your proposed revisions.

Response

We will include language similar to the following in our future filings to explain any reference to these items.

The asset impairment charges were recorded due to the economic and competitive environment these stores operated in and its impact on their forecasted financial performance.

Through an acquisition, Spartan assumed sublease liabilities for a closed store location and two operating store locations that were accounted for as capital leases. The underlying leases were terminated by a bankruptcy judge in December 2010. The closed store liability was reversed resulting in a gain and was partially offset by the remaining net value of the two capital leases also written off.

Note 15 – Reporting Segment Information, page 69

7.	We reviewed your response to comment 12 in our letter dated August 30, 2011. As previously requested, please disclose (i) the factors used to identify your reportable segments, including the basis of organization and (ii) whether operating segments have been aggregated.

Response

We have determined that we operate two reportable segments, Distribution and Retail. Factors considered in making this determination include services provided to customers and consumers, the economics of the activities, our organizational focus and accountability and the information used by our Chief Operating Decision Maker (our CEO) to make resource allocation decisions and evaluate performance. We have not aggregated operating units.

In our previous response to you we used incorrect terminology related to our classification of individual retail stores as “operating segments”. Individual stores should have been described as “components” of an operating segment. There is no change to our reporting of two segments but we wish to replace our previous response to item number 12 with the following

Management reassesses its business segments each reporting period and has concluded that for FY 2011 it operates two reportable business segments.

In accordance with applicable sections of ASC 280-10 “Segment Reporting – Overall” we determined that our distribution operations and our retail store operations are two operating segments. We made this determination because:

For our Distribution segment our EVP of Wholesale Operations is responsible for strategic and budgetary performance of Distribution operations. In our Retail segment, our EVP of Retail Operations is responsible for strategic and budgetary performance of Retail operations. Each of these individuals reports to the Chief Operating Decision Maker (CODM) and the results of the Distribution and the Retail segments are the CODM’s focus for resource allocation and performance measurement.

The EVP’s of Distribution and Retail are responsible for all of the operations within their span of control. As such, we believe that the function of these individuals constitute the “segment manager” as contemplated by ASC 280-10-50-7

All budgetary targeting and strategic planning is completed at the Distribution and Retail segment levels and then consolidated for the total Company. We do not include any store level information in presentations to analysts and investors. All financial performance communications are done at our Retail and Distribution segment levels. The segments possess the following characteristics:

a. our distribution operations and our retail store operations each earn revenues and incur expenses

b. the operating results of these activities are regularly reviewed by our chief operating decision maker (the CEO) to make decisions about resources to be allocated to each segment and assess its performance, and

c. discrete financial information is available for our distribution operations and for each store location.

The stores within Retail meet criteria a. and c., but they may not be considered an operating segment of the Company as defined by ASC 280-10-50-1 as they do not receive regular review by the CEO (our Chief Operating Decision Maker).

Our Chief Operating Decision Maker receives a CODM package of information which includes a statement of earnings reporting sales through operating earnings for Supermarkets, Fuel Centers and Distribution. Although fuel centers are listed on this statement, we have concluded that fuel centers are not a segment for the following reasons:

•

The reason that the fuel centers information is provided to the CODM is that the dramatic fluctuations in fuel prices can distort the CODM’s evaluation of the segment’s sales. The fuel center department information is separated from the retail supermarkets not to provide the CODM information to allocate resources to the fuel centers but to enhance his understanding of the sales trends of the retail stores.

•

The fuel centers are managed as part of our retail operations. The supermarket store managers are also responsible for the operations of the fuel centers. There is not an overall leader of the fuel center operations.

•

Our fuel centers/convenience stores are generally located adjacent to a supermarket in the same shopping center and are considered to be one location. The strategic purpose of the fuel centers/convenience stores is to generate additional customer traffic in the supermarket to drive sales growth, similar to how the addition of a deli department or pharmacy department impacts customer traffic. Supermarket sales have in fact increased after opening an adjacent fuel center/convenience store. The sales growth is also fueled by cross-merchandising initiatives. For example, we may offer a $0.05 per gallon discount on fuel for a $50 purchase in the supermarket. The supermarket and the adjacent fuel center/convenience store operate under the management of the same store director.

Each supermarket carries the same line of products and offers the same front-end services. The fuel centers/convenience stores also offer a limited assortment of similar products carried in the supermarkets. All of our stores are located in Michigan and have similar economic characteristics.

Store operations policies and procedures, and in-store merchandising and marketing practices are generally consistent throughout our store base. Our Executive Vice President of Retail Operations is responsible for the activities in all of our retail stores, including the related fuel centers.

Our class of customers for all stores, including the fuel centers, primarily consists of individual consumers.

In all retail stores, including fuel centers, products and services are provided to consumers by allowing access to the store facility. The products carried and how they are displayed are determined by our central merchandising department for all retail stores.

We have also considered the quantitative thresholds in ASC 280-10-50-12. No individual supermarket or the combined fuel center/convenience stores meets any of the quantitative thresholds.

Based on the above, we have two reportable operating segments: Distribution which reports our wholesale operations and Retail, consisting of 97 individual retail store locations.

Spartan Stores, Inc. is committed to serving our investors with full, accurate and understandable disclosure regarding our operations and financial condition. We appreciate the efforts of the Commission to assist us with that goal.

Please contact me by telephone at (616) 878-8315 with any questions or comments regarding this correspondence.

Sincerely,

David M. Staples

Executive Vice President and

Chief Financial Officer